GRASIM

ADITYA BIRLA GROUP

82-3322

02 MAR 27 AM 8:54

March 5, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

SUPPL

02028008

Dear Sir,

This is to inform you that a meeting of the Board of Directors of the Company was held today, wherein the Board approved payment of Interim Dividend @ 80 % i.e. @ Rs. 8 per share, on the existing paid up Equity Share capital of the Company, for the Financial year 2001-02.

As already informed, the Company has fixed 23rd March, 2002 as the "Record Date" for the purpose of ascertaining the names of the shareholders who shall be entitled to the aforesaid interim dividend.

A copy of the Press Release being issued in the above connection is enclosed herewith.

Thanking you,

Yours faithfully,

AK Malu

Ashok Malu
Company Secretary

encl.: as above

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/10

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: +91(22) 281 9520 - 26 • Fax: +91(22) 284 6299 • Email: grasim@bom7.vsnl.net.i
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, 5th March, 2002

GRASIM DECLARES 80 PER CENT INTERIM DIVIDEND

The Board of Directors of Grasim Industries Limited, in its meeting held today, has declared an Interim Dividend of Rs.8 per share (80%) on the existing paid-up Equity Capital of the Company, for the Financial year 2001-02..

The Company has fixed Saturday, the 23rd March, 2002 as the "Record Date" for the purpose of ascertaining the names of the shareholders who shall be entitled to the aforesaid interim dividend.

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